UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 29, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ScripsAmerica, Inc.

File No. 000-54550 - CF#31267

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      ScripsAmerica, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on June 9, 2014, as amended on August 1, 2014 and August 14, 2014.

      Based on representations by ScripsAmerica, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

            Exhibit 10.1   through   June 9, 2017

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

            Kevin M. O'Neill
            Deputy Secretary